UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
____________________________________________
Hines Global REIT II, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share	433243102
Class T Common Stock, par value $0.001 per share	433243201
Class I Common Stock, par value $0.001 per share	433243300
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Sherri W. Schugart
2800 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118
(888) 220-6121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Alice L. Connaughton, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200
____________________________________________
 CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (2)
$200,000,000	$24,900

(1)
The transaction value is estimated solely for purposes of estimating the filing fee. This amount is based upon the offer to purchase up to 20,639,835 shares of Class A, Class T and Class I common stock of Hines Global REIT II, Inc. at a price per share of $9.69.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: $24,900	Filing Party: Hines Global REIT II, Inc.
		Form or Registration No.: SC TO 005-90081	Date Filed: October 3, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
☒	Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, by Hines Global REIT II, Inc., a Maryland Corporation (the “Company”), as amended by Amendment No. 1 filed with the SEC on October 20, 2017, Amendment No. 2 filed with the SEC on October 25, 2017, and Amendment No. 3 filed with the SEC on November 20, 2017 (as amended, and as may be further supplemented or amended from time to time, the “Schedule TO”), relating to the Company’s offer to purchase for cash up to approximately $200 million in shares of the Company’s common stock, in any combination of Class A shares, Class T shares or Class I shares, par value $0.001 per share (the “Shares”). The Company offered to purchase the Shares at a price of $9.69 per share and the maximum number of Shares that will be accepted by the Company’s offer (unless the offer is amended in accordance with applicable law) is 20,639,835 Shares. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2017, and in the related Letter of Transmittal.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO is incorporated into this Amendment No. 4 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. You should read this Amendment No. 4 together with the Schedule TO, and the related Offer to Purchase and Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Company has received the final results of the tender offer, which expired at 5:00 p.m. Central Time, on November 15, 2017. Based on the count by DST Systems, Inc., the Company’s transfer agent (the “Transfer Agent”), a total of 986,254 Class A Shares of the Company’s common stock (the “Class A Shares”), 941,525 Class T Shares of the Company’s common stock (the “Class T Shares”) and no Class I Shares of the Company’s common stock (the “Class I Shares”), were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer and rules promulgated by the SEC, the Company accepted for purchase all Class A Shares, Class T Shares and Class I Shares properly tendered and not properly withdrawn at a purchase price of $9.69 per share, for an aggregate cost of approximately $18.7 million, excluding fees and expenses relating to the tender offer.

Based on this count, as of November 28, 2017, the shares purchased in the tender offer represent approximately 4.7% of the Company’s issued and outstanding shares of common stock. Following settlement of the tender offer, the Company has approximately 19,158,334 Class A Shares, 19,905,854 Class T Shares and 92,063 Class I Shares outstanding.

Item 12. Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hines Global REIT II, Inc.

November 28, 2017	By:	/s/ J. Shea Morgenroth
Name: J. Shea Morgenroth
Title: Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)*	Offer to Purchase dated October 3, 2017
99(a)(1)(B)*	Letter of Transmittal
99(a)(1)(C)*	Form of Notice of Withdrawal
99(a)(1)(D)*	Letter to Stockholders
99(a)(1)(E)*	Email for Financial Advisors with Clients Who are Stockholders
99(a)(1)(F)*	Email to Financial Advisors with Clients Who are Stockholders
99(a)(1)(G)*	Presentation made to Financial Advisors
99(b)(1)(A)
Uncommitted Loan Agreement, dated as of October 2, 2017, by and between Hines Global REIT II Properties LP, as borrower, and Hines Interests Limited Partnership, as lender (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on October 3, 2017 and incorporated by reference herein)

99(d)(1)(A)*	Form of Restricted Share Award Agreement
* Previously filed